Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5mL Sterile
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile
Timolol Maleate Ophthalmic Gel Forming Solution
0.25%
Ciloxan
CIPRO HC

Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Annual Report filed with the SEC on Form 20-F, under the heading "Risk Factors" and in other documents also filed with the SEC. All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com


TRAVATAN
Alcon
NO RUB
Patanol

Alcon®

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance


TRAVATAN
Alcon
NO RUB
Alcon
Patanol

Alcon®

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Financial Performance

Market Leadership


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Alcon
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Alcon
Patanol

Large Growing Market

2003



Ophthalmic Pharmaceuticals*
Otic Pharma
Contact Lens Care
$0.5
$1.8
$6.8
$3.4
Ophthalmic Surgical

$12.5

2006



Ophthalmic Pharmaceuticals*
Otic Pharma
Contact Lens Care
Nasal Pharma
$0.6
$1.9
$0.4
$9.0
$3.7
Ophthalmic Surgical

$15.6

+ 25%

*Includes OTC Tears, Allergy and Vitamins

(Dollars in Billions)



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Alcon
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Alcon
Patanol

Alcon®

Markets - Favorable Demographics

Population age 65 plus



419
248
171
2000
522
327
195
2010
+25%
+32%
+14%
707
470
237
2020
+69%
+90%
+39%
956
674
282
2030
+128%
+171%
+65%
More Developed
Less Developed

(Millions of people. Source: United Nations)



TRAVATAN
Alcon
NO RUB
Patanol

Alcon®

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Market Leadership

Financial Performance


TRAVATAN
Alcon
NO RUB
Patanol

Global Reach

- 5 Research Centers
- 14 Manufacturing Plants
- 70 Operating Companies
- 40 Physician Training Centers
- 12,000 Employees



Alcon Headquarter Offices
Alcon Research Facilities
Alcon Manufacturing Plant
Alcon Operating Company



TRAVATAN
Alcon
NO RUB
Patanol

Alcon®

Investment Dynamics

World's Leading Eye Care Company

Large & Growing Markets

Innovation and Research

Global Reach

Market Leadership

Financial Performance


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Alcon
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Patanol

Competitive Leadership

(US $ Millions)

2003 Sales Results

Ophthalmic Pharmaceuticals*



$1,356
$1,100
$1,000
$644
$468
Alcon
Pfizer
Allergan
Merck
B&L

Ophthalmic Surgical



$1,586
$307
$461
Alcon
AMO
B&L

Contact Lens Care



$339
$295
$499
Alcon
AMO
B&L

*Includes OTC Tears, Allergy and Vitamins for consistency with competition; excludes Otic pharmaceuticals



TRAVATAN
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Patanol

Alcon®

Competitive Leadership

2003 Market Shares

Surgical 47% Global Share	Pharmaceutical 20% Global Share	Contact Lens Care 19% Global Share
#1 Cataract	#1 Allergy	#2 Soft Lens Care
#1 Vitreoretinal	#1 Anti-infective	
#2 Refractive	#1 Anti-inflammatory	
	#1 Combination	
	#1 Generics	
	#2 Artificial Tears	

(Individual therapeutic categories represent US market shares)


TRAVATAN
Alcon
NO RUB
Patanol

Investment Dynamics

Large & Growing Markets

Innovation and Research

World's Leading Eye Care Company

Global Reach

Financial Performance

Market Leadership


TRAVATAN
Alcon
NO RUB
Patanol

Stable Sales Growth

- CAGR = 15% for last 25 years
- Steady, predictable long-term sales growth
- 96% of 2003 sales eye related



$3.4 Billion
$110 Million
1978
1983
1988
1993
1998
2003



TRAVATAN
Alcon
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Patanol

Alcon®

Balanced Sales Growth


(US $ Millions)
Surgical
Pharmaceutical
Consumer
CAGR
1999 to 2003
$2,401
48%
31%
21%
1999
$2,554
48%
33%
19%
2000
$2,748
49%
33%
18%
2001
$3,009
49%
34%
17%
2002
$3,407
48%
36%
16%
2003
9.1%
8.1%
13.8%
2.6%


TRAVATAN
Alcon
NO RUB
Patanol

Balanced Sales Growth

(US $ Millions)



Surgical
Pharmaceutical
Consumer
$2,401
48%
31%
21%
$2,554
48%
33%
19%
$2,748
49%
33%
18%
$3,009
49%
34%
17%
$3,407
48%
36%
16%
1999
2000
2001
2002
2003

2003 vs. 2002 Reported	w/o FX
13.2%	9.0%
10.2%	4.6%
20.1%	17.0%
6.4%	3.9%

(Sales growth excluding the effect of foreign currency fluctuations has been presented to give investors a more accurate measure of underlying growth in the business.)



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Alcon
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Alcon
Patanol

Alcon

Leveraging Global Operations

Sales



+9.5%
+13.2%
$2,748
$3,009
$3,407
2001
2002
2003

Operating Income



+19.5%
+24.9%
$589
$704
$879
2001
2002
2003

(US $ Millions - Reported Numbers)



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Alcon
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Patanol

Alcon®

Turning Profits into Strong Cash Flow

Net Earnings



+47.8%
+27.4%
$316
$467
$595
2001
2002
2003

Free Cash Flow



915
-175
740
+28.8%
+45.6%
$740
$575
$394
701
-126
575
543
-149
394
2001
2002
2003

(Free Cash Flow = Net cash from operating activities less net cash from investing activities. Free cash flow presented as a more appropriate measure for investors to gauge the Company's ability to generate cash.)

(US $ Millions - Reported Numbers)



TRAVATAN
NO RUB
Patanol

Alcon®

Investment Dynamics

World's Leading Eye Care Company

- Large & Growing Markets
- Innovation and Research
- Global Reach
- Market Leadership
- Financial Performance


TRAVATAN
Alcon
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Alcon
Patanol

R&D Investment



As a Percent of Sales
10.6%
10.8%
10.3%
$290
$324
$350
2001
2002
2003

Planned investment of $2 billion over the next five years

(US $ Millions)



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Alcon
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Patanol

2003 New Product Launches

	Q1	Q2	Q3	Q4
Systane® Tears	●			
CustomCornea®	●			
Vigamox™		●		
Infiniti™ Vision System			●	
AcrySof® Natural			●	
CiproDex* Otic			●	

*Cipro is a registered trademark and licensed from Bayer AG


TRAVATAN
Alcon
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Patanol

Alcon®

Systane® - Share Performance





Systane
Share
Franchise
Share
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
21.0
19.0
17.0
15.0
13.0
11.0
9.0
7.0
5.0
17.8
19.6
1.2
4.6
Systane
Tears Franchise
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04

(US market share for Systane and Alcon total tears franchise)



Alcon®

Vigamox™ - Share Performance


Vigamox Share
All Prescribers
Franchise Share
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
20.0
15.0
10.0
5.0
19.6
22.4
0.3
11.8
Vigamox
Franchise
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04

(US market share for Vigamox and Alcon total branded anti-infective franchise)

Vigamox™ Conversion Trend


VIGAMOX

% of Fluoroquinolone Franchise

All Prescribers


100%
80%
60%
40%
20%
0%
27%
37%
43%
47%
49%
49%
52%
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Vigamox
Ciloxan

(US conversion trend for Vigamox and Ciloxan)


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Alcon
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Alcon
Patanol

Alcon®

Otic Franchise - Share Performance



Market Share %

All Prescribers



25.0
20.0
15.0
10.0
17.8
23.5
24.7
22.7
17.8
15.1
Feb
Mar
April
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Rolling 12 2002
Rolling 12 2003

(US market share for CiproDex and Cipro HC combined)



AcrySof® Share Performance



Market Share %
60.0
50.0
40.0
30.0
40.0
42.3
45.6
48.6
2000
2001
2002
2003

(US market share for all Acrysof intraocular lenses)

Pharmaceutical R&D Pipeline

	2004	2005	2006+	Status
Patanol® QD				Filed
Trav/tim Combo				Filed
Brimonidine/Polyquad				Phase III
RETAANE™				Phase III
Patanol® Nasal				Phase III
15(S)-HETE (Dry Eye)				Phase III
Moxi/Dex				Pre-Clinical
Nepafenac				Phase III



Approval targets are for U.S. regulatory approvals

2006+ indicates expected approval in 2006 or beyond.


TRAVATAN
Alcon
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Patanol

Alcon®

Surgical/Consumer R&D Pipeline



2004
2005
2006+

	Status
AcrySert® Device	Filed
CustomCornea® Astig.	Filed
CustomCornea® Hyper.	Advanced
AcrySof® Natural Toric	Advanced
AcrySof® ReSTOR®	Advanced
New Viscoelastic	Advanced
AcrySof® Phakic IOL	Early
New Vit/Ret System	Early
Stableyz™ Irrigating Sol.	Active
Systane® Single Use	Advanced
Systane® Next Gen.	Advanced
New CLC Solution	Early

Approval targets are for U.S. regulatory approvals

2006+ indicates expected approval in 2006 or beyond.



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Alcon
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Patanol

Alcon®

RETAANE™ 15mg Depot



*Investigational device currently in US clinical trials

- Compound is an angiostatic cortisene
- Inhibits the growth of abnormal blood vessels
- Applied to the back of the eye via a curved, blunt-tipped cannula
- Requires administration only twice a year
- Projected Q4 2004 filing

RETAANE™ Clinical Results

Stable* or Improved Vision - All Lesions

% of Eyes



100%
80%
60%
40%
20%
0%
88%
70%
79%
53%
73%
47%
6 Month
p=0.0799
12 Month
p=0.0323
24 Month
p=0.0347
RETAANE 15 mg
Placebo

* Less than 3 lines of vision loss



TRAVATAN
Alcon
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Patanol

Alcon®

RETAANE™ Clinical Results



% of Eyes
Stable* or Improved Vision - Predominantly Classic Lesions
100%
80%
60%
40%
20%
0%
92%
65%
84%
50%
80%
42%
6 Month
p=0.0209
12 Month
p=0.0100
24 Month
p=0.0058
RETAANE 15 mg
Placebo

* Less than 3 lines of vision loss

AcrySof® ReSTOR® IOL



*Investigational device currently in US clinical trials

- Optical vs. mechanical accommodation
- Apodized diffractive/ refractive design
- Balances near and distance light energy when pupil is small
- Increases distance light energy as pupil diameter increases
- Projected Q3 2004 filing


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Alcon
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Alcon
Patanol

AcrySof® ReSTOR® Clinical Results

Near and Distance Visual Acuity

Binocular 120-180 Days Postoperative



Mean logMar VA
0.6
0.5
0.4
0.3
0.2
0.1
0
-0.1
20/60
20/50
20/40
20/30
20/25
20/20
20/15
Uncorrected Near Vision
Uncorrected Distance Vision
ReStor (n=125)
Control (n=42)



TRAVATAN
Alcon
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Patanol

Alcon®

AcrySof® ReSTOR® Clinical Results



Visual Disturbances
Mean Ratings
7
6
5
4
3
2
1
0
ReStor
Monofocal
Glare/Flare
Night Vision
Color Perception
Halos
Distorted Near Vision
Distorted Far Vision
Blurred Near Vision
Blurred Far Vision
Double Vision



TRAVATAN
Alcon
NO RUB
Patanol

AcrySof® ReSTOR® Clinical Results

Spectacle Wear - Near and Distant Vision

How much of the time do you wear glasses for seeing objects close at hand or at a distance?



100
80
60
40
20
0
% Subjects
ReStor
Control
None
Some
None
Some
Near Vision
Distance Vision

Strategic Sales Growth Drivers

Aging Populations

Global Market Expansion

Target Sales Growth 8–10%

Market Share Gains

New Products


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Alcon
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Alcon
Patanol

Strategic Sales Growth Drivers

- Aging populations
- Global market expansion
- Market share gains
- New products

Revenue Drivers →

Target

EPS 1.5-2X Sales Growth

Margin Drivers →

- Leverage infrastructure
- Debt reduction
- Tax rate improvements


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Alcon
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Alcon
Patanol

Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
ACCURUS
DuoVisc
Alcon


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Alcon
NO RUB
Patanol